U.S.  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10

General Form for Registration of Securities
Pursuant to
Section 12(b) or  (g) of
the Securities Exchange Act of 1934

READY WELDER CORPORATION
(Name of Small Business Issuer)

Delaware	91-1768085
(State or Other Jurisdiction of	I.R.S. Employer
Incorporation or Organization)	Identification Number

2259 Warmouth, San Pedro, California 90732
(Address of Principal Executive Offices including Zip Code)

(310) 548-3518
(Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act:  None

Securities to be Registered Under Section 12(g) of the Act: Common Stock, Par Value  $.0001

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☒
(do not check if a smaller reporting company)

PART I

ITEM 1.  BUSINESS

Overview of Company

Ready Welder Corporation was incorporated pursuant to the laws of Delaware in 1997 to engage in the manufacture of portable welders. Our main product is the Ready Welder II but we have created additional models over the past five years. In 2000, we received a patent for our Ready Welder II (“Ready Welder II”) welders. We have been manufacturing welders since 1997. Our products have been approved for use by the European Union.

Our Welders

RWC has been manufacturing its Ready Welder II since 1997.

The Ready Welder II is a compact battery powered MIG welder. It was one of the first battery powered portable welders in the United States.

Features of the Ready Welder II

●Portability – the Ready Welder, in its case, is light enough to be hand carried;
●Powerful – This MIG Welder can be powered by batteries, or by AC current when connected to a welding machine as a Spool Gun.
●Amperage Range – The Ready Welder welds very thin metals using a 12 and a 6 volt battery, (18 volts) or very thick metals with 36 volts DC, (three 12 volt batteries) yielding from 45 amps, up to 350 amps of power.
●Versatile – welds steel, stainless steel, aluminum, or any weld-able metal or alloy; in addition, it can be used as a spool gun or as a stand alone welder. Ready Welder II welds with, or without a gas tank, as with flux core electrode wire.
●Economy – user friendly, quick setup time, economical to use, low purchase cost, are among the factors making it a “must have” for every tool box.
●Uniqueness – the copyrighted design and patented circuitry make it a unique product which fills a previously unmet need, worldwide.

The Ready Welder II Model 10000 ADP is designed to be operated in short intervals. Is is highly portable, and designed to be used for making “in field repairs” such as repair of farm or construction equipment. It is provided with a special high impact plastic carrying case to enhance portability. The Ready Welder II Model 10000 ADP can be used as an optional wire feeder or spool gun attachment to a DC Arc Welder. It is most frequently acquired by companies or individuals involved with maintenance, facilities/public works, construction companies, repairmen, maintenance workers, ranchers and the agricultural industry.

Our Model 10000ADP is the original Ready Welder II. Since its premier in 1997, we have developed several new models, each with the same basic functions.

Ready Welder II 10000MVP-CS

The 10000MVP-CS (Vessel Pac) Model was designed especially for ships, oceangoing workboats, all grounded vessels, as well as Aircraft Carriers.

This welder model is housed in a heavy-duty case that is airtight and waterproof. The case includes our AC to DC Power Converter, battery cabling hookup, with the following essential spare parts: extra wire spools, gasless flux core wire, extra welding tips, two (2) 20' foot extension cables and 60 feet of extra gas hose, and a NATO Slave Plug. The Cold Switch Assembly is housed in a fist-sized red plastic box.

The Ready Welder 10000 MVP-CS weighs less than 60 pounds.

We have developed the Ready Welder 10000 MVP-CS for the additional safety provided by the fact that an arc cannot be struck unless the operator is ready to weld. He then pulls the trigger to restore welding power.

      Ready Welder II 10000MVP-CS Features:

•Welds Steel, Stainless and Aluminum or any metals where standard One or Two Pound Spools are Available
•Connects to Batteries, or any 24 to 36V DC power source.
•– 18Volt Batteries can do Thin Sheet Metal
– 24 Volt will Single Pass 1/2" @275 amp
– 36 Volt will Weld up to 3/4" @350 to 400 amp
•Welds 22 Gauge to 3/4"
•Connects to MIG/Constant Voltage Output Welders
•Uses Wire Sizes from .023 to .045 without Changing Rollers
•Uses Heavy-Duty TWECO Quality Front End Consumables
•Wire Speeds of 50 Inches to 900 Inches per Minute
•Polarity Indicator Lights
•Fifteen foot cable with quick disconnects
•2 – Twenty Foot Extension Cables
•AC to DC Power Converter to Drive Gun Controls When
Connected to CC/Stick Machines
•Built-in Gas Valve
•Ground Cable Attached

Ready Welder MDP-CS

The Ready Welder MDP-SC. This model has the NATO Plug as its unique added feature. In all other respects it is the same as the features listed for the MVP above. This power producer plugs into a receptacle found in the dashboard of all maintenance vehicles used by the U.S. Army and in Military maintenance trucks used by most other NATO countries.

Ready Welder II Model 10250

The Ready Welder II Model 10250 is cabled similarly to other spool guns. The primary intention is to use the Ready Welder II Model 10250 as a spool gun attachment to the welding machines which produce direct current while being plugged into an AC socket. The Model 10250 also comes with the AC/DC Power Converter for welding with CC (constant current) stick machines. The Model 10250 will connect to all DC output welders as well as batteries. This model is primarily used by welders wanting a spool gun attachment to their engine drives, MIG machines and stick machines. The RWII Model 10250 is a good choice for welders that have engine drives or those that weld aluminum in the shop connected to a MIG or Stick machine. The Model 10250 is about 1/3 of the cost of most other manufacturers' spool guns.

      Ready Welder II Model 10250 Features:

•Cabled as a spool gun attachment for all
DC output welders
•Welds Steel, Stainless and Aluminum or Any Metals Where Standard One or Two Pound Spools are Available
•Connects to Batteries
– 18 Volts Can do Thin Sheet Metal
– 24 Volts will Single Pass 1/2" @ 275 amp
– 36 Volts will Weld up to 3/4" @ 350 to 400 amp
•Welds 22 Gauge to 3/4"
•Ground Cable not supplied
•Connects to MIG/Constant Voltage, Stick/Constant
Current Welding Machines
•AC to DC Power Converter to Drive Gun Controls When
Connected to CC/Stick Machines

•Uses Wire Sizes from .023 to .045 without Changing Rollers
•Uses Heavy-Duty TWECO Quality Front End Consumables
•Wire Speeds of 50 Inches to 900
Inches per Minute
•Polarity Indicator Lights
•Twenty Foot Cable with Quick
Disconnects, Can be
Extended to 100 Feet
•Built-in Gas Valve

Ready Welder II Model 10000-CS

The Ready Welder II Model 10000-CS is cabled primarily for battery operation. This model will also connect to all CV (constant voltage) and DC (direct current) output machines. The Ready Welder II 10000-CS has been designed at the suggestion of several US Naval officers who liked the Ready Welder, but because US Navy ships are all grounded, it could only be used on a Navy Vessel with a built-in cold switch.

The ground cable is attached to the red dual quick disconnect connectors. This makes welding jobs in remote locations easy, portable and quick. This model will run off any or all: 18, 24 & 36 volt battery combinations, connected in series depending on the application and material to be welded. When the trigger is released the guns in this model series go cold.

The Ready Welder II 10000-CS features the Cold Trigger Switch. With this feature, the Ready Welder II 10000-CS, even when connected to a power source, will not light up an arc when the trigger is released. Without this, if the electrode wire is accidentally left protruding from a gun while still connected to a power source, and comes in contact with a metal surface which happens to be grounded, an arc would be struck, with possible dangerous results.

      Ready Welder II Model 10000CS Features:

•Welds Steel, Stainless and Aluminum or Any Metals Where Standard One or Two Pound Spools are Available
•Connects to Batteries
– 18 Volts can do Thin Sheet Metal
– 24 Volts will Single Pass 1/2" @ 275 amp
– 36 Volts will Weld up to 3/4" @ 350 to 400 amp
•Welds 22 Gauge to 3/4"
•Connects to MIG/Constant Voltage Output Welders
•Uses Wire Sizes from .023 to .040 without Changing Rollers
•Uses Heavy-Duty TWECO Quality Front End Consumables
•Wire Speeds of 50 Inches to 900 Inches per Minute
•Polarity Indicator Lights
•Ten Foot Cable with Quick Disconnects, Can be
Extended to 80 Feet
•Built-in Gas Valve
•Ground Cable Attached
•Built in Cold Switch

Ready Welder II Model 100000

The Ready Welder II Model 10000 is cabled best for battery operation. This model will also connect to all CV (constant voltage) and DC (direct current) output machines. This model is most frequently used by repairmen, maintenance workers, 4X4 off-road enthusiasts, ranchers, boaters, agricultural industry and anyone primarily using batteries as the power source.

The ground cable is attached to the red dual quick disconnect connectors. This makes welding jobs in remote locations easy, portable and quick. This model will run off any 18, 24 & 36 volt battery combination, connected in series depending on the application and material to be welded.

 Ready Welder II Model 10000 Features:

•Welds Steel, Stainless and Aluminum or Any Metals Where Standard One or Two Pound Spools are Available
•Connects to Batteries
– 18 Volts can do Thin Sheet Metal
– 24 Volts will Single Pass 1/2" @ 275 amp
– 36 Volts will Weld up to 3/4" @ 350 to 400 amp
•Welds 22 Gauge to 3/4"
•Connects to MIG/Constant Voltage Output Welders
•Uses Wire Sizes from .023 to .040 without changing rollers.
•Uses Heavy-Duty TWECO Quality Front End Consumables
•Wire Speeds of 50 Inches to 900 Inches per Minute
•Polarity Indicator Lights
•Ten Foot Cable with Quick Disconnects, Can be
Extended to 80 Feet
•Built-in Gas Valve
•Ground Cable Attached

Military Use

Based on his experience as a soldier in World War II, Dr. Theodore Holstein, President and Chief Executive Officer of RWC, decided that in order to repair field damage of metal parts, the military needed a welder that was lightweight, and hand-portable with its own portable power. Ideally it would be a MIG type welder which was quite powerful and easy to operate, so that any mechanically inclined person could readily learn to operate it, and still do a good enough job so that a vehicle or even a tank could be repaired, and  make it back to its base on it's own power.

In 1993, our engineers set out to create this type of welder and completed research and development. Then in 1997 the Ready Welder II was created and came on the market for the first time.

Several years ago, we learned that to use the Ready Welder on a U.S. Navy vessel, it had to be equipped  with a switch that turns the power off when the trigger is released. We sought to create a welder that would fit that description, and after additional research and development, we created a new Model 10000-MDP-CS which fulfills this function. We began taking orders for shipment in May 2004 . This switch is essential on ocean going vessels, which are usually electrically grounded. Some countries, for example, Canada, and some European Countries require these switches on all GMAW equipment.

The Ready Welder II Model 10000-MDP Military Pac is most frequently bought and used by  military branches including the United States Coast Guard, as well as by military organizations worldwide because of its low cost, versatility, portability and durability. This model includes a NATO Slave Plug enabling the user to weld off of most military vehicles or maintenance trucks with their 24 volt battery system. This model comes in a durable, “Heavy Duty Storm Case” that is airtight and waterproof. The case also includes our AC to DC Power Converter, essential spare parts and other welding consumables, long extension cables, and other accessories. The Ready Welder has been tested, passed and approved by the United States Army and the United States Air Force.

Patents

Ready Welder Corporation owns two patents. In 1998, we received a 14 year United States patent on the design of the Ready Welder II. In 2002, we received a Canadian patent for the Ready Welder II design. Both of these patents relate to the speed control for DC motors, which is a speed control devise for controlling the rotational speed of DC electric motors.

Distributorship Agreements

In May 2007, RWC entered into a distributorship agreement with Lodestone LLC pursuant to which Lodestone has agreed to service, process and support all distributor, dealer and retail sales of RWC products except for RWC products already being sold or marketed by RWC.

Although we have no formal agreement with them, Snap-On Tool Company has been a distributor for over seven years. The majority of our sales to the U.S. Military are through Snap-On Tool Company.

Government Contracts

In March 2008, Snap-On Tool Company, one of our distributors, bid on and won a contract with the United States Army for a package of tools with certain specifications which have been patented by RWC. The contract has a five year term. Currently, we produce 120 units per month at a sales price of $1,299 per unit.

Competition

RWC competes with many companies in the welding industry. Broco, Inc. manufactures a portable welder, the Goweld Portable MIG Welder, which is battery operated. Miller Electric Mfg. Co. also manufactures several competing welders, as does Lincoln Electric Company and BR Welding Supplies. These companies may have longer operating histories and/or may offer their products at lower prices than RWC.

ITEM 1A.	RISK FACTORS

An investment in Ready Welder involves certain risks as described below.  Therefore, an investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for liquidity in their investment. Prospective investors should carefully consider the following risks, in addition to the other information set forth herein, before purchasing any Ready Welder securities.

Government purchases could terminate.

Currently, over 75% of our sales are directly related to two contracts one of our distributors has with the United States military. The loss of either of those contracts, or a decrease in the number of welders required by the Government would result in a sharp decrease in revenues. This could adversely effect the value of your investment.

We are competing with better established companies.

While we have been operational since 1997, there are other welder companies which have longer histories and greater resources. Those companies may be able to market their products more effectively and may be able to offer products similar to ours at a lower price.

We are dependent on key management personnel and employees.

The Company’s success is dependent upon its management team, most particularly, Dr. Theodore Holstein, who founded the Company and has been its Chief Executive Officer and President since inception. The Company believes that its success will depend to a certain extent upon the efforts and abilities of Dr. Holstein. The loss of Dr. Holstein could have a material adverse impact on the Company’s business, financial condition or results of operations.

We currently have no public market for our securities; your investment may remain illiquid.

The Company’s common stock is not registered with any securities exchange and is not traded on the open market.  While we intend to register our company under the Securities Exchange Act of 1934 and to enable our shareholders to freely trade their shares, we cannot guarantee that there will be a market for such securities. As a result, investment in the Company may be difficult to sell.

The price of our securities has been arbitrarily determined; the securities may be worth less than the offering price which could result in a loss of investment.

The offering price for the securities presently offered by the Company have been arbitrarily determined by the Company, and should not be considered an indication of the actual value of the securities. The offering prices are not based on the Company’s net worth or prior earnings. Investments may be worth less than the offering price. We cannot assure investors that our securities can be resold by an investor at the offering price or at any other price.

The existing shareholders, including the president of the Company, Dr. Holstein, control the Company.

The Company is effectively controlled by our majority shareholders, which may limit an investor’s ability to influence management of the Company. Our existing shareholders currently own 7,500,000 shares. Of these 7,500,000 shares, 7,000,000 are owned by Dr. Theodore Holstein, President and Chief Executive Officer of the Company. In addition, Dr. Holstein holds 850,000 shares of RWC Class A Preferred Stock, which stock grants him ten (10) votes per share. As a result, Dr. Holstein effectively controls the Company and directs its affairs, and has significant influence in the election of directors, appointment of officers, and approval of significant corporate transactions.  The interests of Dr. Holstein may conflict with those of other shareholders.  This concentration of ownership may also delay, defer or prevent a change in control of the Company and some transactions may be more difficult or impossible without the support of Dr. Holstein.

The Company expects that you will not receive any dividends on your investment during the next five years.

The Company currently intends to retain any future earnings to fund growth and, therefore, does not expect to pay any dividends in the near future.

We may need to obtain additional financing.

We may need to raise additional funds. If the Company raises additional funds through the issuance of equity or convertible debt securities, it will reduce the percentage ownership of all shareholders.  We cannot assure you that additional financing will be available on terms favorable to the Company, if at all.  The terms of securities we issue in the future could also impose restrictions on the Company’s operations.  If adequate funds are not available, or are not available on acceptable terms, the Company’s ability to fund its operations, take advantage of unanticipated opportunities, develop or enhance our products and services or otherwise respond to competitive pressures would be significantly limited.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

General

RWC was incorporated pursuant to the laws of Delaware in 1997 to manufacture portable welders. Our primary welder is the Ready Welder II, a portable and versatile “in field” welder. Since 1997, we have designed and manufactured other welders, utilizing the basic Ready Welder II design, but with different unique features.

RESULTS OF OPERATIONS FOR READY WELDER CORPORATION

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007.

Revenues

For the years ended December 31, 2007 and 2008, RWC had revenues of $1,292,037 and $2,032,721 respectively, an increase of $740,684 or 57%. These revenues come from the sale of welders.

Gross Profit

Gross profit increased from $725,768 to $1,216,251, an increase of $490,483 or by 67.6% for the years ended December 31, 2007 and 2008, respectively. Such increase is in correlation to the increase in revenues, however, as a percentage of revenues, gross profit increased from 56.2% to 59.8%.

Cost of Sales

Cost of Sales for the years ended December 31, 2007 and 2008 were $566,269 and $816,470  respectively, an increase of $250,201 or 44.2%, as a result of similar increase in revenues. As a percentage of gross revenues, cost of sales decreased from 43.8% in 2007 to 40.2% in 2008.

Selling, General and Administrative Expenses

Selling, General and Administrative expenses increased with expenses of $184,311 for the year ended December 31, 2007, and $323,557 for the year ended December 31, 2008. As a percentage of revenues, expenses increased from 14.3% in 2007 to 15.9% in 2008.

Net Income (Loss)

For the year ended December 31, 2007, net income was $264,706 and for the year ended December 31, 2008, the company had net income of $464,082, an increase of $199,376.

Liquidity and Capital Resources

We had an accumulated deficit at December 31, 2007 of $1,729,304 and $1,265,222 as of December 31, 2008.

On December 31, 2008, our liabilities consisted mainly of the following: $6,631 for accounts payable, $75,292 for accrued expenses payable, and a note totaling $2,017,273 due to the company's majority stockholder. $1,975,000 of this debt was converted in the second quarter of 2009.

Off Balance Sheet Arrangements

RWC has no significant off balance sheet arrangements.

Inflation

We do not believe that inflation has had a significant impact on our consolidated results of operations or financial condition.

ITEM 3.	PROPERTIES

RWC's headquarters are located at 911 East G Street, Wilmington, California 90744. The premises are rented on a yearly basis. Monthly rent is $3,000 with renewable option.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to beneficial ownership of Ready Welder Corporation common stock as of April 7, 2009, the number and percentage of outstanding shares of common stock beneficially owned by each person who beneficially owns:

more than 5% of the outstanding shares of our common stock; each of our officers and directors; and all of our officers and directors as a group; and our director nominees.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% Beneficially Owned(1)

Dr. Theodore Holstein(2) 2259 Warmouth San Pedro, California 90732	7,000,000	93.20%
Theodore R. Holstein(3) 2259 Warmouth San Pedro, California 90732	250,000	3.33%
Karen M. Leavitt(4) 15950 Winona Street Victorville, California 92395	250,000	3.33%
All officers and directors of the company as a group (3) persons	7,500,000	99.86%

1. Based on a total of 7,510,400 shares outstanding.
2. Dr. Holstein is President and Chief Executive Officer of the Company. He is the father of Theodore R. Holstein and Karen Leavitt, directors of RWC.
3. Theodore R. Holstein, a director of RWC, is the son of Dr. Theodore Holstein, President and CEO, and brother of Karen Leavitt, a director.
4. Karen Leavitt, a director of RWC is the daughter of Dr. Theodore Holstein, President and CEO of RWC, and sister of Theodore R. Holstein, a director of RWC.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Our Board of Directors and Executive Officers and their respective ages as of May 1, 2008 are set forth in the table below. Each of the directors of RWC will serve until the next annual meeting of shareholders of until his successor is elected and qualified.

Also provided is a brief description of the business experience of each director and executive officer and the key personnel during the past three years and an indication of directorships (if any) held by each director in other companies subject to reporting requirements under the Federal securities law.

NAME	AGE	POSITION

Dr. Theodore Holstein	97	President, Chief Executive Officer, Director
Theodore R. Holstein	61	Director
Karen M. Leavitt	65	Secretary, Director

Biographies

Dr. Theodore Holstein has been President, Chief Executive Officer and a director of RWC since its inception. He is the founder of RWC.  He is the father of Theodore R. Holstein, director of the Company, and of Karen M. Leavitt, Secretary and a director of the Company.

Theodore R. Holstein has served as the Company's director since February 2005. Since 1990, Mr. Holstein has owned Castle Entertainment, a restorer of antique collectibles located in San Pedro California. Mr. Holstein is a graduate of the University of California.  He is the son of Dr. Theodore Holstein, the Company’s President and Chief Executive Officer, and the brother of Karen M. Leavitt, RWC's Secretary and a director.

Karen M. Leavitt has been Secretary and a director of RWC since July 2003. She has been a medical stenographer since 2003. She is the daughter of Dr. Theodore Holstein, Chairman, chief Executive Officer and President of RWC, and the sister of Theodore R. Holstein, a director of RWC.

ITEM 6.	EXECUTIVE COMPENSATION

Directors' Compensation

Directors are reimbursed for the expenses they actually incur in attending board meetings. They are not paid any director fees.

Executive Compensation

The following is a chart of compensation paid to all executive officers of the Company.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation		All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards
					Restricted Stock Award(s) ($)	Securities Underlying Options/SARs ($)

Dr. Theodore	2006	$0		$106,420.62(1)			$106,420.62
Holstein, CEO,	2007	$0		$170,899.42(1)			$170,899.42
President	2008	$0

Karen M. Leavitt,	2006	$0
Secretary	2007	$0
	2008	$0
1. Payments represent interest on notes payable to Dr. Holstein at 8% per annum.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Between 1997 and 2005, Dr. Theodore Holstein lent the Company $2,180,918.78. Most of this debt was converted to equity in April 2009. As of the date hereof, the balance due to Dr. Holstein is $42,273.

The three directors of RWC are Dr. Theodore Holstein, Theodore R. Holstein and Karen M. Leavitt. None of these directors are independent.

ITEM 8.	LEGAL PROCEEDINGS

There is no litigation pending or threatened by or against RWC.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

RWC's securities are not currently traded on any exchange or market. There are currently 43 shareholders of RWC common stock. We have not yet issued any dividends and do not plan to issue dividends at any time in the near future.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

In 1997, RWC issued 1,500 shares to its founders for a total of $54,504. In May 2008 the Company amended its certificate of incorporation to increase the number of authorized common shares from 1,500 no par value to 40,000,000 shares of common stock at $0.0001 par value and 10,000,000 shares of preferred stock at $0.0001 par value. On July 1, 2008, the Company authorized a 2,000 for one forward stock split. Between August 1, 2008 and January 31, 2009, RWC sold 10,400 shares to 34 investors at $0.50 per share. RWC relied upon Section 4(2) and Rule 505 under the Securities Act of 1933 in these offerings.

In April 2009, Dr. Holstein converted debt owed him by the company as follows:

1.	$1,125,000 shall be converted into common shares of RWC at $0.25 per share for a total of 4,500,000 common shares;
2.	$850,000 shall be converted into 850,000 shares of Preferred stock of RWC at $1.00 per share. Each Preferred share shall have ten votes.

ITEM 11.	DESCRIPTION OF REGISTRANTS SECURITIES TO BE REGISTERED

The authorized capital stock of RWC consists of 40,000,000 (Forty Million) shares of common stock, par value $0.0001 per share, of which there were 7,510,400 issued and outstanding as of April 7, 2009 and 10,000,000 (Ten Million) shares of preferred stock, par value $0.0001 per share, of which 850,000 shares have been issued. The following statements relating to the capital stock set forth the material terms of the securities of RWC; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the certificate of incorporation and the by-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights.  Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of RWC, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the common stock of RWC. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders.  Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of RWC without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a stock acquisition by including class voting rights that would enable the holder to block such a transaction, or facilitate a stock acquisition by including voting rights that would provide a required percentage vote of the stockholders.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.  Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of RWC, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.  The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise.

DIVIDENDS

Dividends, if any, will be contingent upon RWC’s revenues and earnings, if any, capital requirements and financial conditions.  The payment of dividends, if any, will be within the discretion of RWC’s Board of Directors.  RWC presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the near future.

TRANSFER AGENT

It is anticipated that Standard Registrar & Transfer Co. Inc., will act as transfer agent for the common stock of RWC.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

RWC shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Delaware, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he is or was a director or officer of RWC, or served any other enterprise as director or officer at the request of RWC.

Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.  RWC’s certificate of incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

ITEM 13.	FINANCIAL STATEMENTS

Set forth below are the audited financial statements for RWC for the years ended December 31, 2008 and 2007. These financial statements are attached to this report and filed as a part thereof.

READY WELDER CORPORATION
Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:
Balance Sheets as of December 31, 2008 and 2007	F-3

Statements of Operations for the years ended
December 31, 2008 and 2007	F-4

Statements of Changes in Stockholders’ Equity (Deficiency)
for the years ended December 31, 2008 and 2007	F-5

Statements of Cash Flows for the years ended
December 31, 2008 and 2007	F-6

Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ready Welder Corporation

I have audited the accompanying balance sheets of Ready Welder Corporation (the “Company”) as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholders’ equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ready Welder Corporation as of December 31, 2008 and 2007,  and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Michael T. Studer CPA P.C.

Freeport, New York
April 8, 2009

READY WELDER CORPORATION
Balance Sheets

	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$421,596	$12,236
Marketable equity securities	-	215,501
Accounts receivable, net of allowance for doubtful
accounts of $500 and $500, respectively	19,245	254,311
Inventory	365,914	144,103
Note receivable from related party	25,000	-
Prepaid expenses	3,900	5,918

Total current assets	835,655	632,069

Property and equipment, net	26,827	38,310

Other assets:
Patent costs, net	27,746	30,928
Deposits	2,900	-

Total other assets	30,646	30,928

Total assets	$893,128	$701,307

Liabilities and Stockholders' Equity (Deficiency)
Current liabilities:
Debt	$-	$117,767
Note payable to related party	2,017,273	2,213,807
Accounts payable	6,631	17,542
Accrued expenses payable	75,292	26,991

Total current liabilities	2,099,196	2,376,107

Other liabilities	-	-

Total liabilities	2,099,196	2,376,107

Stockholders' equity (deficiency):
Preferred stock, $.0001 par value; authorized
10,000,000 shares, issued and outstanding 0 shares	-	-
Common stock, $.0001 par value; authorized
40,000,000 shares, issued and outstanding
3,009,300 and 3,000,000 shares, respectively	301	300
Additional paid-in capital	58,853	54,204
Deficit	(1,265,222)	(1,729,304)

Total stockholders' equity (deficiency)	(1,206,068)	(1,674,800)

Total liabilities and stockholders' equity (deficiency)	$893,128	$701,307

See notes to financial statements.

READY WELDER CORPORATION
Statements of Operations

	Year Ended December 31,
	2008	2007

Net sales	$2,032,721	$1,292,037

Cost of sales	816,470	566,269

Gross profit	1,216,251	725,768

Selling, general and administrative
expenses	323,557	184,311

Income from operations	892,694	541,457

Interest income	4,573	-
Interest expense	(190,907)	(172,291)
Gain (loss) on marketable equity securities	(167,532)	(104,460)

Income before income taxes	538,828	264,706

Income taxes	74,746	-

Net income	$464,082	$264,706

Net income per share -
basic and diluted	$0.15	$0.09

Weighted average number of shares
outstanding - basic and diluted	3,002,308	3,000,000

See notes to financial statements.

READY WELDER CORPORATION
Statements of Changes in Stockholders' Equity (Deficiency)

					Total
	Common Stock,		Additional		Stockholders'
	$.0001 par value		Paid-in		Equity
	Shares	Amount	Capital	Deficit	(Deficiency)

Balances, December 31, 2006	3,000,000	$300	$54,204	$(1,994,010)	$(1,939,506)

Net income (loss)	-	-	-	264,706	264,706

Balances, December 31, 2007	3,000,000	300	54,204	(1,729,304)	(1,674,800)

Sales of shares in
private placement	9,300	1	4,649	-	4,650

Net income (loss)	-	-	-	464,082	464,082

Balances, December 31, 2008	3,009,300	$301	$58,853	$(1,265,222)	$(1,206,068)

See notes to financial statements.

READY WELDER CORPORATION
Statements of Cash Flows

	Year Ended December 31,
	2008	2007

Cash flows from operating activities:
Net income (loss)	$464,082	$264,706
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	24,325	15,446
Interest accrued into note payable to related party	-	32,889
Changes in operating assets and liabilities:
Marketable equity securities	(254,134)	(215,501)
Accounts receivable, net	235,066	(229,892)
Inventory	(221,811)	(12,000)
Prepaid expenses and deposits	(882)	(2,565)
Accounts payable	(10,911)	6,695
Accrued expenses payable	48,301	(720)

Net cash provided by (used in) operating activities	284,036	(140,942)

Cash flows from investing activities:
Increase in note receivable from related party	(25,000)	-
Purchases of property and equipment	(9,339)	(105)
Additions to patent costs	(321)	-

Net cash provided by (used in) investing activities	(34,660)	(105)

Cash flows from financing activities:
Proceeds from borrowings	193,086	137,766
Repayment of borrowings	(37,752)	-
Sales of shares of common stock	4,650	-

Net cash provided by (used in) financing activities	159,984	137,766

Increase (decrease) in cash and cash equivalents	409,360	(3,281)

Cash and cash equivalents, beginning of period	12,236	15,517

Cash and cash equivalents, end of period	$421,596	$12,236

Supplemental disclosures of cash flow information:

Interest paid	$190,907	$139,402

Income taxes paid	$-	$-

Noncash financing activities:

Transfer of marketable equity securities ($469,635) and
the related margin account debt ($310,853) in exchange
for $158,782 reduction to the note payable to related
party	$158,782	$-

See notes to financial statements.

READY WELDER CORPORATION
Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Ready Welder Corporation (the “Company”) was incorporated in Delaware on January 7, 1997.  The Company manufactures and sells portable welder kits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable equity securities, accounts receivable, net, note receivable from related party, debt, note payable to related party, accounts  payable, and accrued expenses payable.  The fair value of these financial instruments approximate their carrying amounts reported in the balance sheets due to the short term maturity of these instruments or based upon market quotations or quotations of instruments with similar interest rates and similar maturities.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Equity Securities

Marketable equity securities are stated at fair value with unrealized gains and losses included in operations.  The Company has classified its marketable equity securities as trading securities.

Accounts Receivable, Net of Allowance for Doubtful Accounts

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.  An allowance for doubtful accounts is established and recorded based on historical experience and the aging of the related accounts receivable.

READY WELDER CORPORATION
Notes to Financial Statements

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market.  Inventory consists mostly of raw materials as the Company manufactures its welders only upon receipt of an order and orders are fulfilled in a short period of time.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation.  Additions are capitalized and maintenance and repairs are charged to expense as incurred.  Depreciation is provided using the straight-line and declining balance methods over the estimated useful lives of the assets.

Patent Costs, Net

Patent costs are stated at cost less accumulated amortization.  The costs are being amortized over the patents’ estimated useful economic lives of 20 years using the straight-line method.

Long-Lived Assets

Property and equipment and other long-lived assets, including amortizable intangible assets, are evaluated for impairment whenever events or conditions indicate that the carrying value of an asset may not be recoverable.  If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Revenue Recognition

Revenue from product sales is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) the price is fixed or determinable,
(3) collectibility is reasonably assured, and (4) delivery has occurred.  Persuasive evidence of an arrangement and fixed price criteria are satisfied through purchase orders.  Collectibility criteria is satisfied through credit approvals.  Delivery criteria is satisfied when the products are shipped to a customer and title and risk of loss pass to the customer in accordance with the terms of sale.  The Company has no obligation to accept the return of products sold other than for replacement of damaged products.  Other than quantity price discounts negotiated with customers prior to billing and delivery (which are reflected as a reduction in sales), the Company does not offer any sales incentives or other rebate arrangements to customers.

Shipping and Handling Costs

Shipping and handling costs are reported as cost of sales in the accompanying statements of operations.

READY WELDER CORPORATION
Notes to Financial Statements

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the assets and liability method.  Current income taxes are provided in accordance with the laws of the respective taxing authorities.  Deferred income taxes are provided for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.   Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not more likely than not that some portion or all of the deferred tax assets will be realized.

Net Income (Loss) per Share

Basic net income (loss) per common share is computed on the basis of the weighted average   number of common shares outstanding during the period.

Diluted net income (loss) per share is computed on the basis of the weighted average number of common shares and dilutive securities (such as stock options and convertible securities) outstanding.  Dilutive securities having an anti-dilutive effect on diluted net income (loss) per share are excluded from the calculation.

Recently Issued Accounting Pronouncements

Certain accounting pronouncements have been issued by the FASB and other standard setting organizations which are not yet effective and have not yet been adopted by the Company.  The impact on the Company’s financial position and results of operations from adoption of these standards is not expected to be material.

READY WELDER CORPORATION
Notes to Financial Statements

NOTE 2 – MARKETABLE EQUITY SECURITIES

At December 31, 2007, marketable equity securities (at fair value) consisted of:

2,000 shares, Hurco Manufacturing Co. Inc. (HURC)	$87,300
400 shares, Textron Inc. (TXT)	28,520
15 call options, Baidu.com, Inc. (BIDU)	27,229
400 shares, FLIR Systems Inc. (FLIR)	12,520
2,000 shares, Building Materials Holding Corp. (BLG)	11,060
500 shares, Valueclick Inc. (VCLK)	10,950
Other	37,922

Total	$215,501

At December 31, 2007, marketable equity securities (at cost) was $308,035 and the net unrealized loss was $92,534.  For the year ended December 31, 2007, net realized losses were $12,263 and net unrealized losses were $92,534.

Effective September 30, 2008, the Company transferred its marketable equity securities ($469,635 fair value at September 30, 2008) and the related margin account debt ($310,853 at September 30, 2008) to its majority stockholder in exchange for a $158,782 reduction to the note payable balance due the majority stockholder.  For the year ended December 31, 2008, net realized losses were $260,066 and net unrealized gains were $92,534.

NOTE 3 – INVENTORY

Inventory consists of:

	December 31,
	2008	2007

Raw materials	$288,758	$144,103
Finished goods	77,156	-

Total	$365,914	$144,103

NOTE 4 – NOTE RECEIVABLE FROM RELATED PARTY

The note receivable from related party is due from the son of the Company’s chief executive officer.  The note is non-interest bearing and is due December 29, 2009.

READY WELDER CORPORATION
Notes to Financial Statements

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of:

	December 31,
	2008	2007

Molds and tooling	$279,554	$270,215
Machinery and equipment	43,756	43,756
Office equipment	39,043	39,043
Leasehold improvements	3,282	3,282

Total	365,635	356,296

Less accumulated depreciation	(338,808)	(317,986)

Property and equipment, net	$26,827	$38,310

Depreciation expense for the years ended December 31, 2008 and 2007 was $20,822 and $11,966, respectively.

NOTE 6 – PATENT COSTS

Patent costs, net consist of:

	December 31,
	2008	2007

Patent costs	$66,990	$66,669
Less accumulated amortization	(39,244)	(35,741)

Patent costs, net	$27,746	$30,928

For the years ended December 31, 2008 and 2007, amortization expense relating to the patent costs was $3,503 and $3,480, respectively.  Estimated amortization expense for each of the Company’s five succeeding fiscal years ending December 31, 2013 is $3,480.

READY WELDER CORPORATION
Notes to Financial Statements

NOTE 7 – DEBT

Due bank under $100,000 revolving credit line,
interest payable monthly at prime rate plus 3.75%,
guaranteed by the Company’s chief executive officer	$20,000
Due securities broker under margin account agreement,

interest payable monthly at variable rates, secured by
marketable equity securities	97,767

Total	$117,767

NOTE 8 – NOTE PAYABLE TO RELATED PARTY

The note payable to related party is due to the Company’s majority stockholder, a trust  controlled by the Company’s chief executive officer.  The note bears interest at 8% and is due on demand or no later than December 31, 2008 (see Note 13).

NOTE 9 – STOCKHOLDERS’ EQUITY

On May 20, 2008, the Company amended its certificate of incorporation to change its authorized capital to 10,000,000 shares of preferred stock, $.0001 par value, and 40,000,000 shares of common stock, $.0001 par value.

On July 5, 2008, the Company effectuated a forward stock split of 2,000 for 1 (increasing the issued and outstanding shares of common stock from 1,500 to 3,000,000).  All references to shares and per share amounts in the accompanying financial statements have been restated to retroactively reflect this stock split.

From August to December 2008, the Company sold a total of 9,300 shares of common stock to  investors at $0.50 per share for gross proceeds of $4,650.

READY WELDER CORPORATION
Notes to Financial Statements

NOTE 10 - INCOME TAXES (BENEFIT)

The provisions for income taxes consist of:

	Year Ended December 31,
	2008	2007

Current:
Federal	$6,238	$-
State	68,508	-
Deferred	-	-

Total	$74,746	$-

The provisions for income taxes differ from the amounts computed by applying the statutory federal income tax rate to income before income taxes.  The sources and tax effects of the difference are as follows:

	Year Ended December 31,
	2008	2007

Expected tax at 35%	$188,590	$92,647
Expected state income taxes, net	26,941	13,235
Change in valuation allowance	(171,439)	(105,882)
Other, net	30,654	-

Provision for income taxes (benefit)	$74,746	$-

READY WELDER CORPORATION
Notes to Financial Statements

Deferred income tax assets consist of:

	December 31,
	2008	2007

Net operating loss carryforwards	$240,000	$520,000
Capital loss carryforwards and
unrealized capital losses	120,901	41,919
Accrued interest to related party	74,124	45,592
Other	(2,078)	(3,125)

Total	432,947	604,386

Less valuation allowance	(432,947)	(604,386)

Deferred income taxes - net	$-	$-

As of December 31, 2008, the Company had net operating loss carryforwards available to offset future taxable income.  The federal net operating loss carryforwards total approximately $600,000 and expire in varying amounts from year 2022 to year 2026.

Based on management’s present assessment, the Company has not yet determined it to be more likely than not that a deferred tax asset of up to $432,947 attributable to the future utilization of the net operating loss carryforwards and other timing differences as of December 31, 2008 will be realized.  Accordingly, the Company has provided a 100% allowance against the deferred tax asset in the financial statements at December 31, 2008.  The Company will continue to review this valuation allowance and make adjustments as appropriate.

Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs.  Therefore, the amount available to offset future taxable income may be limited.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Rental agreement – The Company occupies its facilities in Wilmington, California under a lease agreement providing for monthly rentals of $3,000.  The lease expires October 1, 2009 and the Company has an option to extend the term for an additional two years at a mutually agreeable rental rate.  For the years ended December 31, 2008 and 2007, rent expense was $33,650 and $40,126, respectively.

READY WELDER CORPORATION
Notes to Financial Statements

NOTE 12 – SIGNIFICANT CUSTOMERS

In 2008 and 2007, one customer accounted for 78% and 77% of net sales, respectively.

NOTE 13 – SUBSEQUENT EVENT

Effective April 1, 2009, the Company agreed to issue 4,500,000 shares of its common stock and 850,000 shares of its preferred stock (each share of preferred stock is to have ten votes) to its majority stockholder in exchange for a $1,975,000 reduction of the Company’s note payable to its majority stockholder.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

RWC has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

NUMBER	DESCRIPTION

(a)	Audited Financial Statements for the years ended December 31, 2008 and 2007.

(b)3(i)	Certificate of Incorporation

3(i)(a)	Amendment to Certificate of Incorporation

3(ii)	By-Laws

4	Specimen stock certificate

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

READY WELDER CORPORATION

DATE: April 17, 2009	By:	/s/ Theodore Holstein
Theodore Holstein, M.D., President